RICHARDSON & PATEL, LLP
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Los Angeles, California 90024
Telephone (310) 208-1182
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February 28, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	United Heritage Corporation Proxy Statement on Schedule 14A Filed January 18, 2008 Your File No. 1-10179

Dear Mr. Schwall:

On February 26, 2008, we spoke to Donna Levy, Esq. regarding the above-referenced proxy statement. The proxy statement was filed on January 18, 2008, comments were issued on February 8, 2008 and United Heritage Corporation (the “Company”) responded to the comments and filed amendment number 1 to the proxy statement on February 20, 2008. Yesterday, Ms. Levy indicated that staff review of the Company’s response and the first amendment to the proxy statement would not be completed this week.

The Company’s common stock is listed on the Nasdaq Capital Market. Under Nasdaq Marketplace Rule 4350(e), the Company is required to have an annual meeting of its shareholders no later than one year following the end of its fiscal year. The Company’s last fiscal year ended on March 31, 2007, which requires the Company to have an annual meeting prior to March 31, 2008 in order to maintain its listing.

In the proxy statement that was filed on January 18, 2008, the Company asked its shareholders to approve a number of issuances of securities to various individuals and entities as well as to approve the United Heritage Corporation 2008 Equity Incentive Plan. This is required by Nasdaq Marketplace Rules 4350(i)(1)(A) and 4350(i)(1)(D) and by Item 11 of Schedule 14A. Furthermore, Item 13 of Schedule 14A requires the Company to include certain financial information in the proxy statement, which may be incorporated by reference. However, if the information is incorporated by reference, then according to Note D(3) of Schedule 14A, the Company must mail the proxy statement at least 20 business days prior to the date of the meeting. The latest the Company could mail the proxy statement and comply with Note D(3) is March 3, 2008. Since staff review won’t be completed this week, the Company will not be able to print and mail the proxy statements on or before March 3, 2008.

Mr. H. Roger Schwall
Assistant Director
February 28, 2008

Therefore, the Company has removed from the proxy statement all proposals with the exception of the election of members to the board of directors and confirmation of the choice of auditor. The Company has filed the proxy statement as definitive. Within the next week or two, the Company plans to file an information statement that will cover proposals 3 through 14. We have provided you a marked copy of the proxy statement, for your ease of reference.

Please do not hesitate to contact the undersigned if you have questions relating to this matter.

Very truly yours,

RICHARDSON & PATEL LLP

By:/s/ Mary Ann Sapone
MARY ANN SAPONE